UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Aruba Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043176106

(CUSIP Number)

April 8, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043176106

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,648,754

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 3,648,754

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,648,754

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 043176106

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 96,088*

	6.	Shared Voting Power 3,648,754**

	7.	Sole Dispositive Power 96,088*

	8.	Shared Dispositive Power 3,648,754**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,744,842

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of 35,544 shares held in The Anderson Living Trust of which the reporting person is the trustee, 47,544 shares held by Anvest, L.P. of which the reporting person is the General Partner, 5,000 shares held by Acrux Partners, LP of which the reporting person is the trustee of a trust which is the General Partner and 8,000 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s and the partnerships’ shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 043176106

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 206,886*

	6.	Shared Voting Power 3,648,754**

	7.	Sole Dispositive Power 206,886*

	8.	Shared Dispositive Power 3,648,754**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,855,640

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of 53,443 shares held in The Baker Revocable Trust of which the reporting person is a trustee, 53,443 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner and 100,000 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of  the revocable trust’s and the partnership's shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 043176106

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 178,475*

	6.	Shared Voting Power 3,648,754**

	7.	Sole Dispositive Power 178,475*

	8.	Shared Dispositive Power 3,648,754**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,827,229

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of 53,486 shares held in The Younger Living Trust of which the reporting person is the trustee, 35,743 shares held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner and 89,246 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

CUSIP No. 043176106

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 463,826*

	6.	Shared Voting Power 3,648,754**

	7.	Sole Dispositive Power 463,826*

	8.	Shared Dispositive Power 3,648,754**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,112,580

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of 463,826 shares held in The Coxe Revocable Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 043176106

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 72,973*

	6.	Shared Voting Power 3,648,754**

	7.	Sole Dispositive Power 72,973*

	8.	Shared Dispositive Power 3,648,754**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,721,727

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of 72,973 shares held in The Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 043176106

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 48,647*

	6.	Shared Voting Power 3,648,754**

	7.	Sole Dispositive Power 48,647*

	8.	Shared Dispositive Power 3,648,754**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,697,401

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of 48,647 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 043176106

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 121,615*

	6.	Shared Voting Power 3,648,754**

	7.	Sole Dispositive Power 121,615*

	8.	Shared Dispositive Power 3,648,754**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,770,369

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of 121,615 shares held in The White Family Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s  shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 043176106

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 79,654*

	6.	Shared Voting Power 3,648,754**

	7.	Sole Dispositive Power 79,654*

	8.	Shared Dispositive Power 3,648,754**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,728,408

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of 79,654 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 043176106

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,326*

	6.	Shared Voting Power 3,648,754**

	7.	Sole Dispositive Power 24,326*

	8.	Shared Dispositive Power 3,648,754**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,673,080

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of 24,326 shares held by a retirement trust for the benefit of the reporting person.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 043176106

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 48,647*

	6.	Shared Voting Power 3,648,754**

	7.	Sole Dispositive Power 48,647*

	8.	Shared Dispositive Power 3,648,754**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,697,401

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of 48,647 shares held in the Sheehan 2003 Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Item 1.
	(a)	Name of Issuer Aruba Networks, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1344 Crossman Ave., Sunnyvale, CA 94089-1113

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 043176106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 12
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 12. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet and Sheehan are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, and as such share voting and dispositive power over the shares held by the partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

EXHIBIT A TO SCHEDULE 13G - ARUBA NETWORKS, INC.

	Aggregate Number of				% of
Name of Originator	Shares Beneficially Owned				Total Shares
	Individual		Aggregate

Sutter Hill Ventures, A California Limited Partnership	3,648,754				4.5%

David L. Anderson	96,088	Note 2			0.1%
			3,744,842	Note 1	4.7%

G. Leonard Baker, Jr.	206,886	Note 3			0.3%
			3,855,640	Note 1	4.8%

William H. Younger, Jr.	178,475	Note 4			0.2%
			3,827,229	Note 1	4.8%

Tench Coxe	463,826	Note 5			0.6%
			4,112,580	Note 1	5.1%

Gregory P. Sands	72,973	Note 6			0.1%
			3,721,727	Note 1	4.6%

James C. Gaither	48,647	Note 7			0.1%
			3,697,401	Note 1	4.6%

James N. White	121,615	Note 8			0.2%
			3,770,369	Note 1	4.7%

Jeffrey W. Bird	79,654	Note 9			0.1%
			3,728,408	Note 1	4.6%

David E. Sweet	24,326	Note 10			0.0%
			3,673,080	Note 1	4.6%

Andrew T. Sheehan	48,647	Note 11			0.1%
			3,697,401	Note 1	4.6%

The partnership is organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1: Includes individual shares plus all shares held by Sutter Hill Ventures, A California Limited Partnership, of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 2: Comprised of 35,544 shares held in The Anderson Living Trust of which the reporting person is the trustee, 47,544 shares held by Anvest, L.P. of which the reporting person is the General Partner, 5,000 shares held by Acrux Partners, LP of which the reporting person is the trustee of a trust which is the General Partner and 8,000 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s and the partnerships’ shares except as to thereporting person’s pecuniary interest therein.

Note 3: Comprised of 53,443 shares held in The Baker Revocable Trust of which the reporting person is a trustee, 53,443 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner and 100,000 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 4: Comprised of 53,486 shares held in The Younger Living Trust of which the reporting person is the trustee, 35,743 shares held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner and 89,246 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 5: Comprised of 463,826 shares held in The Coxe Revocable Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 6: Comprised of 72,973 shares held in The Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 7: Comprised of 48,647 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 8: Comprised of 121,615 shares held in The White Family Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 9: Comprised of 79,654 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Comprised of 24,326 shares held by a retirement trust for the benefit of the reporting person.

Note 11: Comprised of 48,647 shares held in the Sheehan 2003 Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/17/2008
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Tench Coxe
Signature

Tench Coxe
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature